OFFLINE CONSULTING, INC.
2208 58th Avenue East
Bradenton, Florida 34203

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about May 22, 2007, by Offline Consulting, Inc. (the “Company”) to the holders of record of shares of its Common Stock as of the close of business on May 22, 2007. This information statement is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

You are receiving this Information Statement in connection with the appointment of six new members to the Company’s Board of Directors, as a result of a change in control of the Company. As a result of the change in control, the former shareholders of Kesselring Corporation, a Florida corporation (“Kesselring”) now hold 1,374,163 shares of common stock of the Company representing approximately 80% of the outstanding shares. The change in control also resulted in a change in our executive officers. In connection with the change in control, we plan to change our name to Kesselring Corporation.

On May 18, 2007, Offline entered into and closed a share purchase agreement with Kesselring Corporation, a Florida corporation (“Kesselring”), and Kesselring’s shareholders (the “Purchase Agreement”) holding 99.9% of Kesselring’s outstanding securities. Pursuant to the Agreement, Offline acquired 99.9% of the issued and outstanding capital stock of Kesselring from the Kesselring shareholders in exchange for 1,374,163 shares of Offline’s shares of common stock.

In connection with the acquisition of Kesselring on May 18, 2007, Marcello Trebitsch resigned as an officer of Offline and the following executive officers of Kesselring were appointed as executive officers of Offline:

Name	Title
Kenneth Craig	Chief Executive Officer*
Clifford H. Wildes	Chief Operating Officer and Secretary
Laura A. Camisa	Chief Financial Officer

* Mr. Craig was also appointed to the Board of Directors of Offline.

The following information is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder.

1. There is currently two class of voting securities of Offline entitled to be voted at a meeting, or by written consents or authorizations if no meeting is held. These classes of voting securities are common stock and preferred stock. As of May 18, 2007, Offline has not designated or issued any series of preferred stock. There are currently 1,720,202 shares of common stock outstanding.

2. The following table sets forth certain information, as of May 18, 2007 with respect to the beneficial ownership of the Company’s outstanding common stock following the acquisition of Kesselring by (i) any holder of more than five (5%) percent; (ii) each of the named executive officers, directors and director nominees; and (iii) our directors, director nominees and named executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Name of Beneficial Owner (1)	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Kenneth Craig*	138,603(3)	8.06%
Clifford H. Wildes*	136,037(4)	7.91%
Laura A. Camisa*	10,265(5)	**

Marcello Trebitsch *	0	0.00%
Nicole O’Sullivan	115,763(6)	6.73%
Daniel Ezelle	112,171	6.52%
Teresita Craig	141,426(7)	8.22%

All officers and directors as a group (3 persons)	284,905	16.46%

*Executive officer and/or director of Offline.
** Less than 1%

(1)	Except as otherwise indicated, the address of each beneficial owner is c/o Offline Corporation, 2208 58th Avenue East, Bradenton, Florida 34203.
(2)
Applicable percentage ownership is based on 1,720,202 shares of common stock outstanding as of May 18, 2007, together with securities exercisable or convertible into shares of common stock within 60 days of May 18, 2007 for each stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock that are currently exercisable or exercisable within 60 days of May 18, 2007 are deemed to be beneficially owned by the person holding such securities for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Includes an aggregate of 76,987 shares of common stock held by Mr. Craig’s wife and children.
(4)	Includes 76,987 shares of common stock held by Mr. Wildes’ wife.
(5)	Represents an option to purchase 10,256 shares of common stock of Kesselring at an exercise price of $7.21 per share.
(6)	Represents shares of common stock held by the Nicole O’Sullivan Trust.
(7)	Includes 25,662 shares of common stock held by Mrs. Craig’s husband.

3. There are no arrangements, known to Offline, including any pledge by any person of securities of Offline, the operation of which may at a subsequent date result in a change in control of Offline other than in connection with the share exchange described above.

4. The transaction referred to herein occurred since the beginning of its last fiscal year. The names of the persons who will acquire control are:

Name of Beneficial Owner	Common Stock Beneficially Owned	Percentage of Common Stock (2)
Kenneth Craig	138,603	8.06%
Clifford H. Wildes	136,037	7.91%
Laura A. Camisa	10,265	**
** Less than 1%

5. No officer, director or affiliate of Offline, or any owner of 5% or more of the common stock of Offline, or any associate of any such officer, director or affiliate or security holder is a party adverse to Offline or has a material interest adverse to Offline.

6. The following is the business experience during the past five years of each director and executive officer and each director nominee.

Current Directors

Kenneth Craig, Chief Executive Officer and Director

Mr. Craig has over 25 years of executive management experience in private and public companies. He was a co-founder, past CEO, CFO and Board Member of Morgan Beaumont, Inc., a publicly-traded company that is a premier provider of Stored Value and Prepaid Card Solutions in the United States. From 1998 to 2001, Mr. Craig consulted or was employed by various public companies holding the positions of CEO, President or Vice President, his responsibilities included interfacing with the SEC and operations of those companies. After completing law school, he started his own firm in 1981. In 1989, as he became heavily involved in the telecom finance business and ultimately consulted with the acquisition team for the purchase of Centel Communications by Williams Oil & Gas. And upon completion of the acquisition took a position as a Division President for Wiltel Communications, a wholly owned subsidiary of The Williams Companies. In 1996 he was engaged as President and later CEO of Renaissance Golf Products, Inc., “FILA Golf” and took on the challenge of refinancing, resurrecting and getting re-listed. From 1998 to 2001, Mr. Craig consulted or was employed by various companies holding positions of CEO, COO or Vice President; his responsibilities included operations and interfacing with investors, attorneys, auditors and the SEC.

Marcello Trebitsch, Director

Mr. Trebitsch has been our sole director and our Chief Executive Officer, Chief Financial Officer, and Secretary since our inception, April 11, 2006. Since November 1, 2005, he has been working as an investment research analyst with Allese Capital LLC, whose sole members and managers are Mr. Trebitsch and his wife, Michelle Trebitsch. From November 1, 2003, until June 15, 2005, he worked as an investment research analyst with Delta Analytics. From October 1, 2001 until December 30, 2002, he was employed as a salesman with XECU Gifts, an internet retailer of globes. Mr. Trebitsch is not a director in any other reporting companies. He has not been affiliated with any business that has filed for bankruptcy within the last five years.

Background of Executive Officers and Director Nominees

Clifford H. Wildes, Chief Operating Officer and Director Nominee

Mr. Wildes has over 25 years of executive management experience in private and public companies. He is the current founder, and Chairman of Morgan Beaumont, Inc., a publicly-traded company that is a premier provider of Stored Value and Prepaid Card Solutions in the United States. Prior to founding Morgan Beaumont, Mr. Wildes was the CEO and founder of several companies within the High Tech sector as well as business consulting services. He is also the founder, former CEO and Chairman of Microtech International Inc., a private company that he sold to a Japanese public company in 1995, as well as the founder, former CEO and Chairman of Nova Interactive Inc., which he sold to a public company in 1997. From 1997 to 2001, Mr. Wildes consulted or was employed by various public companies holding the positions of CEO, COO or Vice President; his responsibilities included interfacing with the SEC and the operations of those companies. He is the President and founder of Meridian Capital Inc., an investment banking consulting firm that specialized in mergers and acquisitions, reverse mergers into public shells, and general business consulting and he was also a principal in a boutique San Francisco-based investment banking firm.

Laura A. Camisa, Chief Financial Officer

Laura Camisa has over 22 years of financial management experience specializing in mergers and acquisitions. For Calton, Inc., she has served as Chief Financial Officer and Treasurer since April 2004, as well as Senior Vice President and Financial Analyst. Prior to joining Calton, she held the position of Director of Investor Relations and Financial Analyst at Hovnanian Enterprises, Inc. From 1995 to 1998, Ms. Camisa served as Financial Analyst - International Mergers & Acquisitions at Marsh & McLennan Companies. From 1989 to 1994, she worked at Kidder, Peabody & Co. as a Financial Analyst specializing in Mergers & Acquisitions and High Yield Debt Financing, as well as successfully completing the company’s Investment Banking Analyst Training Program. Her early experience includes work at Bear, Stearns & Co. Inc., Goldman, Sachs & Co., and Smith Barney, Harris Upham & Co. Inc.

Curtis King, President - King Brothers Woodworking and Director Nominee

Mr. King became President of King Brothers Woodworking, Inc in 1976, co-managing with his brother since that time. In 1997 Mr. King also assumed a similar managerial role in King Door and Hardware, Inc., a company founded by he and his brother. Mr. King started his career with the General Electric Co in 1969 and is a graduate of their Manufacturing Management Program. Mr. King holds Bachelor of Science degrees in Physics and Math from the University of Washington and an MBA from Clemson and Furman Universities’ combined program. Mr. King has had extensive community involvement. He is currently Chair of Yakima Regional Hospital, United Way of Yakima County, and the Central Washington Fair Association. He is also the incoming President of Sunrise Rotary.

Gary King, President - King Door and Hardware and Director Nominee

Mr. King assumed financial and internal operational control of King Brothers Woodworking, Inc. in 1976 co-managing with his brother since that time. In 1997 Mr. King assumed a similar role in King Door and Hardware, Inc. a company he and his brother founded. Prior to that Mr. King worked in various staff and management positions with Battelle Memorial Institute, Pacific Northwest Laboratories in Richland, Washington. Mr. King holds both a BS degree in Physics and an MBA degree from the University of Washington in Seattle, WA. He currently serves as treasurer on the governing board of Northwest University in Kirkland, WA which he joined in 1985.

Virgil Lee "Brother" Sandifer, Jr., Director Nominee

Mr. Sandifer is a Certified Public Accountant and managing partner of the accounting firm of Sayle, Sandifer & Associates, LLP, where he has practiced since 1980. Mr. Sandifer attended the University of Mississippi where he received a Bachelor of Arts in Accounting in 1977 and a Master of Business Administration in 1979.

Ben Bond, Director Nominee

For the past 12 years, Ben Bond has run his own CPA firm, with a concentration in taxes, accounting and management consulting. Previously, Mr. Bond held management positions in accounting and auditing with several public companies, including Blount, Inc. and Grand Met, PLC. He began his career with Deloitte and Touche (then Haskins & Sells) in Tampa. A graduate of the University of Florida, he holds active CPA licenses in Florida and North Carolina.

James K. Toomey, Director Nominee

Jim Toomey has served as a director of Coast Bank since April, 2000, and Chairman since June, 2003. Previously, Mr. Toomey served in various positions for Knight-Ridder/Bradenton Herald from 1990 to 1997. Since 1997, Mr. Toomey’s business interests have been focused towards commercial real estate and investments. He is a life-long Florida native and is the co-owner of four real estate investment companies in Manatee County, a retail clothing company, and an ice cream store. He founded the Toomey Foundation for the Natural Sciences in 2000, a not-for-profit organization for the preservation and education of archeological, paleontological and geological resources.

8. None of the following have been or are currently indebted to Offline since the beginning of Offline’s last fiscal year: any director or executive officer of Offline; any nominee for election as a director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly, or indirectly, the beneficial owner of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

9. Compliance with Section 16(a) of the Securities Exchange Act of 1934 - Section 16(a) of the Securities and Exchange Act of 1934 requires certain defined persons to file reports of and changes in beneficial ownership of a registered security with the Securities and Exchange Commission. Under the regulatory procedure, officers, directors and persons who own more than ten percent of a registered class of a company’s equity securities are also required to furnish Offline with copies of all Securities 16(a) forms they filed. We believe, based solely on our review of the copies of such forms and other written representations to us, that during the fiscal year ended December 31, 2006, the following reporting persons did not comply with applicable Section 16(a) filing requirements: Marcello Trebitsch, the Company’s sole officer and director, filed his Form 3 after the date that it was due; Allese Capital filed its Form 3 after the date that it was due.

10. None of the officers, directors or director nominees, or owners of 10% or more of the common stock of Offline have had any of the relationships described in Item 404(b) of Reg. S-K.

11. Offline does not have any Board committees. There were no meetings of the board of directors during the last twelve months other than the action to approve the Purchase Agreement.

12. The following information below sets forth the compensation paid to Offline’s officers during fiscal 2006 (Offline was incorporated in April 2006). This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Summary Compensation

During the period from our incorporation on April 11, 2006, through December 31, 2006, Marcello Trebitsch was our sole officer and director. Mr. Trebitsch is employed as Offline’s Chief Executive Officer. Commencing as of July 1, 2006, Mr. Trebitsch is entitled to receive a salary equal to $5,000 per month as compensation for his services rendered to our Company in his capacity as our Chief Executive Officer. During the fiscal year ended December 31, 2006, Mr. Trebitsch was entitled to receive a total of $30,000 pursuant to such arrangement, but he has waived his right to such salary. No amounts have been paid to Mr. Trebitsch pursuant to such employment arrangement, and he has received no other compensation.

Offline has no pension, health, annuity, bonus, insurance, equity incentive, non-equity incentive, stock options, profit sharing or similar benefit plans. No stock options or stock appreciation rights were granted to Offline’s sole director and officer during the period from the date of our incorporation on April 11, 2006 through December 31, 2006.

Outstanding Equity Awards

As of December 31, 2006, none of our directors or executive officers held unexercised options, stock that had not vested, or equity incentive plan awards.

Compensation of Directors

During the period from our incorporation on April 11, 2006, through December 31, 2006, Marcello Trebitsch was Offline’s sole director. Except as disclosed above under the section entitled "Summary Compensation," no compensation was paid or given to Mr. Trebitsch in consideration for his services as our director.

Indemnification

Pursuant to the Articles of Incorporation and Bylaws of the corporation, Offline may provide to the fullest extent permitted by law, our directors or officers, former directors and officers, and persons who act at our request as a director or officer of a body corporate of which we are a shareholder or creditor shall be indemnified by us. We believe that the indemnification provisions in our By-laws are necessary to attract and retain qualified persons as directors and officers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Offline. has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

OFFLINE CONSULTING INC.

Date: May 22, 2007	By:	/s/ Kenneth Craig
Kenneth Craig
Chief Executive Officer